EXHIBIT 99.5

Electra Files First Quarter 2025 Financial Reports

TORONTO, May 13, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced the filing of its first quarter 2025 financial reports.

Highlights from the Quarter:

  Leadership Strengthening – In January, Electra welcomed Marty Rendall as Chief Financial Officer (CFO), followed by the appointment of Alden Greenhouse to the Board of Directors in February, together bringing additional financial and critical minerals strategic bench strength to the Company’s leadership.
  Government of Canada Support – On March 21, 2025, Electra received a non-binding Letter of Intent (LOI) for up to C$20 million from the Government of Canada to support the construction of its cobalt refinery, reflecting the strategic importance of developing critical minerals processing in North America.
  Engineering Study Launched for Battery Recycling Refinery – In late January, Electra commenced an engineering study for a battery recycling refinery to be located adjacent to its existing cobalt refinery north of Toronto.
  Exploration in Idaho – In February, Electra provided an update on its CAS Property in the Idaho Cobalt Belt, U.S.A., highlighting high-grade gold values over significant intervals and reinforcing the strategic importance of this asset within the Company’s North American critical minerals strategy. The presence of high-grade gold mineralization at CAS further supports Electra’s efforts to develop a robust critical minerals portfolio.
  Strategic Partnership with Nord Precious Metals – In February, Electra signed an MOU with Nord Precious Metals, outlining a framework to process potential future cobalt-bearing silver concentrates at its Ontario refinery. For the foreseeable future, 100% of Electra’s cobalt feed requirements will be met through existing agreements with Glencore and Eurasian Resources Group (ERG), global leaders in the supply of ethical cobalt.
  Enhanced Financial Flexibility – During March and April, Electra completed a US$3.5 million non-brokered private placement equity offering and separately reached an agreement with the holders of its senior secured debt to defer all interest payments until February 2027.

“We continued to make measured progress during the first quarter of 2025,” said Electra CEO, Trent Mell, “reflective of the strength of our commitment to building a North American supply chain for critical minerals to support domestic industrial purposes and the global transition to clean energy. With the support of two governments, a dedicated and experienced leadership team, and a clear focus on sustainability, we continue to build a strong foundation, strengthening our position as a key player in the North American battery supply chain.”

Electra’s current priority is recommissioning and expanding its North American cobalt sulfate refinery in Temiskaming Shores, Ontario. The Company’s long-term vision includes additional phases to potentially provide recycled battery materials and battery grade nickel to the North American and global electric vehicle battery market. Approximately US$60 million, as estimated in 2023 and exclusive of inflation or escalation to current pricing, is required to complete the refinery construction, which was paused in 2023.

To date, Electra has arranged up to US$54 million in non-dilutive funding, including US$34 million in government support – comprised of a binding contract with the U.S. Department of Defense in 2024 and a non-binding letter of intent (“LOI”) from the Government of Canada in 2025 – and a US$20 million strategic investment proposal announced in 2024. Most of the critical equipment needed for completion of the cobalt sulfate refinery, such as pressure vessels, tanks, and structural steel, has already been delivered to the refinery complex in Ontario.

Electra will source cobalt feed from Glencore and Eurasian Resources Group (ERG), two leading suppliers of ethical cobalt, and has a long-term offtake agreement with LG Energy Solution for the majority of its production. These partnerships position Electra to supply the growing North American battery materials market.

Battery Materials Recycling

Electra operated the refinery facility during a year-long plant-scale recycling program of black mass material in 2023, believed to be the first in North America. The demonstration program successfully recovered critical metals, including lithium, nickel, cobalt, copper, manganese, and graphite, needed for the lithium-ion battery supply chain using Electra’s proprietary hydrometallurgical process.

In January 2025, the Company announced the commencement of a feasibility level engineering study to build a battery recycling refinery adjacent to its cobalt refinery in Ontario. The study will build on the technology and expertise accumulated during the black mass recycling trial, and a 2023 scoping study Electra completed to evaluate the potential economics of developing a standalone black mass process plant within its refinery complex. Results are expected in the second quarter.

Electra’s battery recycling work was supported in part by a previously disclosed C$5 million grant from Natural Resources Canada. The funding is helping advance the continuous demonstration of Electra’s proprietary hydrometallurgical black mass process, aimed at proving its scalability, profitability, and potential for broader deployment.

In 2024, the Company formed Aki Battery Recycling, a joint venture with the Three Fires Group, an Indigenous-owned economic development organization, focused on the sourcing and processing of lithium-ion battery waste from manufacturers to produce black mass at a state-of-the-art facility to be established in southern Ontario. The black mass will then be further treated using Electra’s proprietary process at its Ontario hydrometallurgical refinery.

Idaho Cobalt Belt

In February 2025, the Company provided an update on its exploration efforts at the CAS cobalt-copper-gold property in the Idaho Cobalt Belt. Data from CAS highlight high-grade gold values over significant intervals and underscore the growing importance of the CAS Property to Electra’s U.S. exploration strategy.

Electra holds a significant land position in the Idaho Cobalt Belt, including the Iron Creek deposit, the Ruby project and the CAS Property option. The Idaho properties consist of mining patents and exploration claims over an area of 73 km2 and cover the strike extent of strata hosting the cobalt-copper sulfide mineralization.

Late in 2024, Electra secured a 10-year exploration permit for its properties in the Idaho Cobalt Belt, covering 91 designated drill pad locations and hundreds of potential drill targets.

The Company’s cash position at the end of the quarter was C$3.2 million. The Company’s first quarter 2025 financial reports are available on SEDAR+ (www.sedarplus.com) and the Company’s website (www.ElectraBMC.com).

About Electra Battery Materials

Electra is a processor of low-carbon, ethically sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the battery materials supply chain and provide a North American solution for battery materials refining. In addition to building North America’s only cobalt sulfate refinery, its strategy includes integrating black mass recycling, potential cobalt sulfate processing in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could cause actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.